Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

September 14, 2021

VIA EDGAR TRANSMISSION

Mr. DeCarlo McLaren
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Pacer Funds Trust (the “Trust”)
File Nos.: 333-201530 and 811-23024
Pacer US Large Cap Dynamic Collar ETF (the “Fund”)

Dear Mr. McLaren:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of Post-Effective Amendment No. 80 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of this series at this time.

If you have any questions or require further information, please contact Alyssa Bernard of U.S. Bank Global Fund Services, the Trust’s Administrator, at alyssa.bernard@usbank.com or (920) 360-7173.

Sincerely,

/s/ Joe M. Thomson

Joe M. Thomson
Chairman and President
Pacer Funds Trust